Exhibit 3.11

POPE RESOURCES, A DELAWARE LIMITED PARTNERSHIP
AMENDMENT OF PARTNERSHIP AGREEMENT
October 30, 2007

[Changes to Agreement are indicated in boldface type]

Section 12.3 shall be amended to read as follows:

12.3  Issuance and Deposit of Additional Certificates.  Upon the issuance of any additional Limited Partners’ Units, the Partnership shall either (i) deposit a Certificate representing the additional Limited Partners’ Units with the Depositary, to be held in accordance with the Depositary Agreement, or (ii) present to the Depositary written notice stating the total number of additional Units to be issued, in either case together with a list or other form of information containing the name, address and, if available, the Tax identification number of each Person to whom the Depositary Receipts are to be issued or registered in accordance with Section 13.2.  The list shall also contain the number of Depositary Units to be evidenced by the Depositary Receipt to be issued to each Person listed or registered on the books and records of the Depositary.

Section 12.6 shall be amended to read as follows:

12.6  Withdrawal of Certificates by Limited Partners.  Upon the written request of any Limited Partner, accompanied by a surrendered Depositary Receipt if such Receipt was previously validly issued and remains outstanding, the Partnership will direct the Depositary to record the withdrawal from deposit of the number of Depositary Units evidenced by the Depositary Receipt and will either (i) cause to be issued to such Limited Partner a Certificate or Certificates in the name of the Limited Partner evidencing the same number of Units or (ii) register on its books and records such Limited Partner’s ownership of such Units, whichever the Limited Partner shall request.  A Limited Partner may redeposit any such Certificate and the Units evidenced thereby with the Depositary upon sixty (60) days’ prior written notice to the Depositary, whereupon the Depositary will either (i) issue to such Limited Partner a Depositary Receipt or Receipts evidencing the same number of Depositary Units and Units so deposited or (ii) register on its books and records such Limited Partner’s ownership of such Units, adjusting, in the case of such registration the number of Depositary Units correspondingly.

Section 13.2 shall be amended to read as follows:

13.2  Issuance Upon the Deposit of Additional Units.  Upon the Partnership’s issuance of additional Units and deposit of the Certificate or presentation of written notice evidencing the same in accordance with Section 12.3 hereof, the Depositary shall, in accordance with this Agreement and the Depositary Agreement, either (i) issue to each Person entitled thereto one of more Depositary Receipts evidencing the ownership of the number of Depositary Units issuable to such Person and shall mail or deliver such Depositary Receipt or Receipts to such Person or (ii) register on its books and records such Person’s ownership of the number of such Depositary Units, which shall serve to increase the number of Depositary Receipts outstanding.